FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending February 2016

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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GlaxoSmithKline plc

Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

Vesting of Conditional Share Awards under the
GlaxoSmithKline Performance Share Plan

This notification sets out the vesting of awards over Ordinary Shares and American Depositary Shares ('ADS') in GlaxoSmithKline plc, made in 2013 to a Director's Connected Person and awards made in 2013 and 2014 to a Person Discharging Managerial Responsibility (PDMR) Connected Person under the GlaxoSmithKline 2009 Performance Share Plan. The awards were subject to relevant business performance conditions.

The three year performance period for the 2013 awards commenced on 1 January 2013 and ended on 31 December 2015.  The pro-rated two year performance period for the 2014 award began on 1 January 2014 and ended on 31 December 2015.

The table below shows the proportion of these Performance Share Plan conditional awards that vested and lapsed on 12 February 2016.  This includes dividends accrued on the awards which vested in the same proportion, subject to performance, as the underlying shares.

Name of Director/PDMR	Name of Connected Person	Awards which have vested		Awards which have lapsed
		Ordinary Shares	ADS	Ordinary Shares	ADS
Dr M Slaoui*	Dr K Slaoui		897		1,479
Mr P Thomson	Mrs K Thomson	1,343		2,382
*denotes an Executive Director

The Company and the above individuals were advised of these transactions on 15 February 2016.

The closing share prices of an Ordinary Share and of an ADS of GlaxoSmithKline plc at the point of vesting on 12 February 2016 were £13.635 and US$39.76.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(c).

V A Whyte
Company Secretary

15 February 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 15, 2016

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc